UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ----------------

                                Amendment No. 2

                                       to

                                 SCHEDULE 14D-1

              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                      and

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               ----------------

                              Global Crossing Ltd.
                           (Name of Subject Company)

                                 U S WEST, Inc.
                                    (Bidder)

                          Common Stock, $.01 Par Value
                        (Titles of Class of Securities)

                                CUSIP: G3921A100
              (CUSIP Number of Class of Securities) (Common Stock)

                                 U S WEST, Inc.
                             1801 California Street
                                Denver, CO 80202
                                 (303) 672-2700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                                   Copies to:

                             Dennis J. Block, Esq.
                         Cadwalader, Wickersham & Taft
                                100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6000

                           Thomas O. McGimpsey, Esq.
                                 U S WEST, Inc.
                             1801 California Street
                                   Suite 5100
                                Denver, CO 80202
                                 (303) 672-2712

       U S WEST, Inc. hereby amends and supplements its Schedule 14D-1 and 13D originally filed on May 21, 1999 (the "Original Filing"), as amended by its
Schedule 14D-1 and 13D, Amendment No. 1, filed on May 24, 1999 (together with the Original Filing, the "Statement") with respect to the Offer by U S WEST, Inc. to purchase 39,259,305 shares of Common Stock of Global Crossing Ltd., as set forth in the Statement. Capitalized terms used herein and not otherwise defined shall have the meaning assigned such terms in the Statement.

Item 10. Additional Information.

       Item 10 is hereby amended by the addition of the following:

       (e)(1) On or about May 19, 1999, a complaint was filed in the Superior Court of the State of California for the County of Los Angeles entitled ADELE BRODY, ON BEHALF OF HERSELF AND ALL OTHERS SIMILARLY SITUATED V. US WEST, INC., LINDA G. ALVARADO, CRAIG R. BARRETT, HANK BROWN, JERRY J. COLANGELO, GEORGE J. HARAD, PETER S. HELLMAN, ALLAN F. JACOBSON, RICHARD D. MCCORMICK, MARILYN C. NELSON, F. POPOFF, SOLOMON D. TRUJILLO, AND DOES 1-50 INCLUSIVE (Case No. BC210605). This action is a purported class action brought on behalf of all persons, other than defendants, who own the common stock of US West, Inc. against US West, Inc. and the directors of US West, Inc. alleging that the defendants breached fiduciary duties of care, candor and loyalty in connection with their approval of the Merger. The complaint further alleges that the defendants aided and abetted breaches of fiduciary duties by each other. The complaint seeks an order (1) declaring that defendants have committed or aided and abetted breaches of fiduciary duties, (2) enjoining the consummation of the Merger or, in the alternative, rescinding the Merger if consummated, or awarding damages caused by the defendants' alleged breaches of fiduciary duty, (3) requiring defendants to account for all profits realized by them as a result of the Merger and (4) the appointment of a committee of stockholders to participate in any proposed transaction involving US West, Inc. The defendants intend to vigorously defend this action.


       (e)(2) On or about May 18, 1999 a complaint was filed in the District Court of the State of Colorado, City and County of Denver entitled PAMELA CAGAN
V. US WEST  COMMUNICATIONS,  INC., SOLOMON TRUJILLO,  RICHARD MCCORMICK,  MANUEL
FERNANDEZ, HANK BROWN, LINDA ALVARADO, DR. CRAIG BARRETT, MARILYN CARLSON NELSON, FRANK POPOFF, PETER HELLMAN, GEORGE HARAD AND JERRY COLANGELO (Case No. 99CV3354). This action is a purported class action brought on behalf of all persons, other than defendants, who own the common stock of US West, Inc. against US West Communications, Inc. the directors of US West, Inc. alleging that the defendants breached their fiduciary duties to the class members, resulting in the stockholders being prevented from obtaining a fair price for their common stock. The complaint seeks an order (1) declaring that defendants breached their fiduciary and other duties, (2) requiring defendants to act in accordance with their fiduciary duties by undertaking an evaluation of US West, Inc.'s worth as a merger/acquisition candidate, taking steps to enhance that value by, among other things, engaging in negotiations with other interested parties, acting independently and avoiding conflicts of interest and (3) awarding compensatory damages against defendants individually and severally. The defendants intend to vigorously defend this action.

Item 11. Material to be Filed as Exhibits.

  Item 11 is hereby amended by the addition of the following exhibits:

    (g)(1) Complaint filed in the Superior Court of the State of California for the County of Los Angeles entitled ADELE BRODY, ON BEHALF OF HERSELF AND ALL OTHERS SIMILARLY SITUATED V. US WEST, INC., LINDA
             G. ALVARADO, CRAIG R. BARRETT, HANK BROWN, JERRY J. COLANGELO, GEORGE J. HARAD, PETER S. HELLMAN, ALLAN F. JACOBSON, RICHARD D. MCCORMICK, MARILYN C. NELSON, F. POPOFF, SOLOMON D. TRUJILLO, AND DOES 1-50 INCLUSIVE.

    (g)(2) Complaint filed in the District Court of the State of Colorado, City and County of Denver entitled PAMELA CAGAN V. US WEST COMMUNICATIONS, INC., SOLOMON TRUJILLO, RICHARD MCCORMICK, MANUEL FERNANDEZ, HANK BROWN, LINDA ALVARADO, DR. CRAIG BARRETT, MARILYN CARLSON NELSON, FRANK POPOFF, PETER HELLMAN, GEORGE HARAD AND JERRY COLANGELO.

                                   SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 1999
                                          U S WEST, INC.

                                          By:    /s/ Thomas O. McGimpsey
                                              ----------------------------------
                                              Name:    Thomas O. McGimpsey
                                              Title:   Assistant Secretary and
                                                       Senior Attorney

                                 EXHIBIT INDEX


    (g)(1) Complaint filed in the Superior Court of the State of California for the County of Los Angeles entitled ADELE BRODY, ON BEHALF OF HERSELF AND ALL OTHERS SIMILARLY SITUATED V. US WEST, INC., LINDA
             G. ALVARADO, CRAIG R. BARRETT, HANK BROWN, JERRY J. COLANGELO, GEORGE J. HARAD, PETER S. HELLMAN, ALLAN F. JACOBSON, RICHARD D. MCCORMICK, MARILYN C. NELSON, F. POPOFF, SOLOMON D. TRUJILLO, AND DOES 1-50 INCLUSIVE.

    (g)(2) Complaint filed in the District Court of the State of Colorado, City and County of Denver entitled PAMELA CAGAN V. US WEST COMMUNICATIONS, INC., SOLOMON TRUJILLO, RICHARD MCCORMICK, MANUEL FERNANDEZ, HANK BROWN, LINDA ALVARADO, DR. CRAIG BARRETT, MARILYN CARLSON NELSON, FRANK POPOFF, PETER HELLMAN, GEORGE HARAD AND JERRY COLANGELO.